BRF S.A.

PUBLICLY HELD COMPANY
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 44 of August 23, 2021, announces to its shareholders and the market that it received on May 20, 2024 a notice from Kapitalo Investimentos Ltda. ("Kapitalo Investimentos"), Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. ("Kapitalo Ciclo") e Kapitalo Nexo Gestão de Recursos Ltda. ("Kapitalo Nexo" and, together with Kapitalo Investimentos e Kapitalo Ciclo, "Gestoras Kapitalo"), informing that they disposed common shares issued by BRF, and that on May 20, 2024 they now hold 82,962,358 common shares, representing approximately 4.93% of the total common shares issued by the Company.

Gestoras Kapitalo further stated that (i) the objective of the above-mentioned shareholding interest is strictly for investment purposes and that it has no intention to change the Company's control nor its management structure; and (ii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by them.

The original copy of the notice sent by Gestoras Kapitalo is attached.

São Paulo, May 21, 2024

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

São Paulo/SP, 20 de maio de 2024.

À
BRF S.A.
A/C Sr. Fabio Luis Mendes Mariano (Diretor Vice-Presidente Financeiro e de Relações com Investidores)
Rua Jorge Tzachel – Itajaí/SC
CEP 88.301-600
Enviado por *e-mail* a: acoes@brf.com

Ref.: Comunicação de redução de participação acionária relevante

Prezado Sr. Fabio Luis Mendes Mariano,

KAPITALO INVESTIMENTOS LTDA., sociedade limitada empresária, com sede na Capital do Estado de São Paulo, na Avenida Brigadeiro Faria Lima, nº 3.144, 11º andar, Jardim Paulistano, CEP 01.451-000, inscrita no CNPJ/MF sob o nº 11.180.009/0001-48, ("Kapitalo Investimentos"); **KAPITALO CICLO GESTORA DE RECURSOS FINANCEIROS LTDA.**, sociedade limitada empresária, com sede na Capital do Estado do Rio de Janeiro, na Avenida Ataulfo de Paiva, nº 1.120, sala 509, Leblon, CEP 22.440-035, inscrita no CNPJ/MF sob o nº 20.429.285/0001-98 ("Kapitalo Ciclo"); e **KAPITALO NEXO GESTÃO DE RECURSOS LTDA.**, sociedade limitada empresária, com sede na Capital do Estado de São Paulo, na Avenida Brigadeiro Faria Lima, nº 3.144, 11º andar, Jardim Paulistano, CEP 01.451-000, inscrita no CNPJ/MF sob o nº 40.113.816/0001-46 ("Kapitalo Nexo" e, quando referida em conjunto com Kapitalo Investimentos e Kapitalo Ciclo, "Gestoras Kapitalo"), neste ato representando os fundos de investimento sob sua gestão, em atenção à norma do artigo 22 da Resolução CVM nº 21, de 25 de fevereiro de 2021 ("Resolução CVM nº 21/21") combinada com a norma do artigo 12 da Resolução CVM nº 44, de 23 de agosto de 2021 ("Resolução CVM nº 44/21"), e com o conteúdo do Ofício Circular CVM/SEP 2023, de 28 de fevereiro de 2023 ("OC CVM/SEP nº 2023"), por meio desta notificação, vem **COMUNICAR** à companhia **BRF S.A.** (CNPJ/MF nº 01.838.723/0001-27) ("Companhia"), na pessoa de seu diretor de relações com investidores, o quanto segue:

1. Em 20 de maio de 2024, ocorreu a **REDUÇÃO DE PARTICIPAÇÃO ACIONÁRIA RELEVANTE** da participação acionária titulada de forma agregada pelos fundos de investimento sob gestão das Gestoras Kapitalo, a qual, na referida data, passou para 82.962.358 (oitenta e dois milhões, novecentas e sessenta e duas mil, trezentas e cinquenta e oito) ações ordinárias, representativas de aproximadamente 4,93% (quatro inteiros e noventa e três centésimos por cento) das 1.682.473.246 (um bilhão, seiscentos

e oitenta e duas, quatrocentas e setenta e três, duzentas e quarenta e seis) ações ordinárias emitidas e representativas do capital social da Companhia.

2. Os fundos de investimento sob gestão referidos no parágrafo 1 acima são: (a) **KAPITALO ALPHA GLOBAL MASTER FIM**, inscrito no CNPJ/MF sob o nº 28.558.411/0001-16; (b) **KAPITALO K10 PREV MASTER FIM**, inscrito no CNPJ/MF sob o nº 41.575.707/0001-03; (c) **KAPITALO MASTER I FIM**, inscrito no CNPJ/MF sob o nº 11.377.282/0001-67; (d) **KAPITALO KAPPA PREV MASTER FIM**, inscrito no CNPJ/MF sob o nº 42.014.132/0001-12; (e) **KAPITALO OMEGA PREV MASTER FIM**, inscrito no CNPJ/MF sob o nº 48.261.212/0001-59; (f) **KAPITALO SIGMA LLC**, inscrito no CNPJ/MF sob o nº 31.322.832/0001-58; (g) **KAPITALO ZETA MERIDIA MASTER FIM**, inscrito no CNPJ/MF sob o nº 42.831.201/0001-80; (h) **KAPITALO MASTER II FIM**, inscrito no CNPJ/MF sob o nº 12.083.748/0001-84; (i) **KAPITALO GAIA MASTER FIM**, inscrito no CNPJ/MF sob o nº 36.521.795/0001-20; (j) **KAPITALO MASTER V FIM**, inscrito no CNPJ/MF sob o nº 41.517.076/0001-76; (k) **KAPITALO TARKUS MASTER FIA**, inscrito no CNPJ/MF sob o nº 28.747.676/0001-62; (l) **KAPITALO K10 MASTER FIM**, inscrito no CNPJ/MF sob o nº 29.726.117/0001-39; (m) **KAPITALO K10 PREV II MASTER FIM**, inscrito no CNPJ/MF nº 52.043.433/0001-28; (n) **KAPITALO KAPPA PREV II MASTER FIM**, inscrito no CNPJ/MF nº 52.042.860/0001-91; **KAPITALO NW3 MASTER PLUS FIM**, inscrito no CNPJ/MF sob o nº 23.648.930/0001-51.

3. Adicionalmente, nos termos do artigo 12, *caput*, da Resolução CVM nº 44/21, as Gestoras Kapitalo vêm **SOLICITAR** à Companhia a divulgação das seguintes informações à CVM e, conforme aplicável, às entidades administradores dos mercados em que valores mobiliários da Companhia sejam admitidos à negociação aos demais destinatários aplicáveis:

(a) a qualificação completa das Gestoras Kapitalo conforme indicadas no preâmbulo desta notificação;

(b) o objetivo da participação acionária mencionada no parágrafo 1 acima é estritamente de investimento, não objetivando a alteração do controle societário nem da estrutura administrativa da Companhia;

(c) a quantidade de ações, outros valores mobiliários e instrumentos financeiros derivativos referenciados em ações de emissão da Companhia conforme indicados no parágrafo 1 acima; e

(d) a ausência da celebração de qualquer acordo de acionista ou outro contrato a qualquer título cujo objeto seja a regulação do exercício do direito de voto e/ou a compra ou venda de valores mobiliários de emissão da Companhia.

4. Observamos que acompanham esta notificação as cópias digitalizadas da via arquivada da última alteração e consolidação dos atos constitutivos das Gestoras

Kapitalo, bem como da procuração outorgada pela Kapitalo Ciclo, para fins de verificação de poderes de representação dos ora signatários.

5. Permanecemos à disposição para prestar quaisquer esclarecimentos que porventura se façam necessários quanto ao assunto em referência.

Atenciosamente,

KAPITALO INVESTIMENTOS LTDA.
KAPITALO CICLO GESTORA DE RECURSOS FINANCEIROS LTDA.
KAPITALO NEXO GESTÃO DE RECURSOS LTDA.

Por: Hegler José Horta Barbosa Filho
Cargo: sócio-administrador

Por: Bruno Sousa Mauad
Cargo: sócio-administrador
procurador (Kapitalo Ciclo)